EXHIBIT 99.1

Biodexa announces another Serenta milestone with 100 patients enrolled in its registrational Phase 3 trial in FAP

October 13, 2026

Biodexa announces another Serenta milestone
with 100 patients enrolled in its registrational Phase 3 trial in FAP

Update on expected timing of pre-specified futility analysis and database lock

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX) (“Biodexa” or “the Company”), a clinical stage biopharmaceutical company developing innovative products focused on the treatment or prevention of gastrointestinal cancers is pleased to announce that it has enrolled 100 patients in its registrational Phase 3 trial of eRapa in Familial Adenomatous Polyposis (FAP), NCT06950385. The trial, branded “Serenta” is recruiting at 29 clinical sites across the US and five countries in Europe with a further two sites in Canada expected to be initiated shortly.

The Serenta protocol provides for a pre-specified futility analysis after 25 Progression Free Survival (PFS) events and database lock after 75 PFS events in the Serenta trial. The Serenta protocol includes a composite endpoint which defines the nature of the PFS events.

Commenting, Stephen Stamp, Chief Executive Officer of Biodexa said “Enrolment of the 100th patient represents an important milestone for Serenta and reflects the continued strong recruitment performance across our participating sites. Based on the current rate of PFS event accrual, the pre-specified futility analysis could take place early next year with database lock potentially occurring around the end of next year, both significantly sooner than originally anticipated”.

About Familial Adenomatous Polyposis

FAP is characterized by the proliferation of polyps in the colon, duodenum and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to colorectal cancer. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US and one in 11,300 to 37,600 in Europe. eRapa has received Orphan Drug Designation in the US and in Europe. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and generally safe mTOR inhibitor like eRapa to treat FAP.

About eRapa
eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis. Data from an open label Phase 2 trial were presented at Digestive Disease Week and InSIGHT 2024 in May and June 2024, respectively. Based on those data, Biodexa initiated a double-blind, placebo-controlled Phase 3 registrational trial in the US and Europe and plans to enrol 168 subjects randomized 2:1, drug: placebo. The Phase 3 program is supported by a $20 million grant from the Cancer Prevention and Research Institute of Texas.

The Cancer Prevention and Research Institute of Texas
To date, CPRIT has awarded $2.9 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has recruited 237 distinguished researchers, supported the establishment, expansion or relocation of 43 companies to Texas and generated over $5.7 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided 7.4 million life-saving cancer prevention and early detection services reaching Texans from all 254 counties. On November 5, 2019, Texas voters overwhelmingly approved a constitutional amendment to provide an additional $3 billion to CPRIT for a total $6 billion investment in cancer research and prevention. Learn more at https://cprit.texas.gov/.

About Biodexa Pharmaceuticals PLC

The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer, MTX240 under development for Gastrointestinal Stromal Tumors (GIST) and tolimidone, under development for the treatment of type 1 diabetes.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

MTX240 is a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT or PDGFR signalling.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone has demonstrated glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first-in-class blood glucose modulating agent.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

For more company information, please contact:

Stephen Stamp, CEO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

For information on the Company’s Early Access Program for eRapa, please contact erapa@tannerpharma.com

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the pace, timing and completion of recruitment and enrolment in the Serenta trial; the planned number of subjects and clinical sites and the expected initiation of additional sites, including in Canada; the planned futility analysis and database lock and the timing and number of PFS events; the potential therapeutic benefits, safety and efficacy of eRapa, MTX240 and tolimidone and the potential for tolimidone to be first-in-class; the availability of funding under the CPRIT grant; and the Company’s development and regulatory plans generally. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, “anticipates”, “intends”, “estimates”, “targets”, “potential”, “planned”, “should” or “continue”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, without limitation: the rate of subject recruitment, enrolment and retention and the risk that recruitment is not completed on the anticipated timetable; delays in initiating or the failure to initiate additional clinical sites; the rate at which PFS events accrue and the resulting timing of the futility analysis and database lock; the outcome of the futility analysis and the risk that earlier or interim data are not predictive of final results; risks relating to the safety, efficacy and regulatory approval of eRapa, MTX240 and tolimidone; the Company’s ability to obtain and maintain regulatory designations; the availability of funding under the CPRIT grant and the Company’s ability to satisfy its conditions; and the Company’s need for additional capital.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.